[redacted]

10026606

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47639

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Leaders Group, Inc.

OFFICIAL USE ONLY
8-47639
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 West Dry Creek Circle, Suite 575
(No. and Street)

Littleton	CO	80120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Wickersham — (303) 797-9080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marc, James and Associates, P.C. - Gregory Viergutz, CPA, CCM
(Name – *if individual, state last, first, middle name*)

1745 Shea Center Drive, Suite 400	Highlands Ranch	CO	80129
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 01 2010
Washington, DC
120

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Z. Jane Riley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Leaders Group, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETTY J. VON TERSCH
NOTARY PUBLIC
STATE OF COLORADO
My Comm. Expires 1/24/11

Notary Public

Signature

Chief Compliance Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Leaders Group, Inc.

FINANCIAL STATEMENTS
AND REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS

December 31, 2009

Table of Contents

Marc, James & Associates, PC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

To the Board of Directors
The Leaders Group, Inc.

We have audited the accompanying statement of financial condition of The Leaders Group, Inc. (the "Company") as of December 31, 2009 and the related statements of operations, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Leaders Group, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 15 through 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marc James & Associates PC

Highlands Ranch, CO
February 25, 2010

FINANCIAL STATEMENTS

The Leaders Group, Inc.

STATEMENT OF FINANCIAL POSITION

December 31, 2009

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	562,857
Commissions receivable		41,914
Accounts receivable - related party		60,000
Clearing deposits receivable		50,000
Prepaid expenses		94,721
Total current assets		809,492
OTHER ASSETS		
Deposits		14,267
Total assets	$	823,759
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITES		
CURRENT LIABILITIES		
Accounts payable	$	94,722
Accounts payable - related party		210,000
Commissions payable		55,816
Other accrued liabilities		60,000
Total current liabilities		420,538
COMMITMENTS AND CONTINGENCIES		-
STOCKHOLDERS' EQUITY		
Commom stock, $.10 par value, 20,000 shares issued and outstanding		2,000
Additional paid-in capital		12,000
Retained earnings		389,221
Total stockholders' equity		403,221
Total liabilities and stockholders' equity	$	823,759

The accompanying notes are an integral part of these financial statements

The Leaders Group, Inc.

STATEMENT OF OPERATIONS

Year ended December 31, 2009

Revenues	
Commisions	$ 15,864,972
Support fees	1,168,734
Consulting	60,000
Total revenue	17,093,706
Expenses	
Commissions	13,886,535
Employee compensation and benefits	1,321,503
Operating	1,893,458
Total expenses	17,101,496
Net income from operations	(7,790)
Other income	
Interest	4,082
Net loss before income benefit	(3,708)
Benefit from income taxes	(12,862)
Net income	$ 9,154

The accompanying notes are an integral part of these financial statements

The Leaders Group, Inc.

STATEMENT OF STOCKHOLDERS' EQUITY

Year Ended December 31,2009

	Common stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount			
Balance - December 31, 2008	20,000	$ 2,000	$ 12,000	$ 380,067	$ 394,067
Net income	-	-	-	9,154	9,154
Balance - December 31, 2009	20,000	$ 2,000	$ 12,000	$ 389,221	$ 403,221

The accompanying notes are an integral part of these financial statements

The Leaders Group, Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 9,154
Adjustments to reconcile net income to	
net cash used by operating activities	
Change in assets and liabilities	
Change in commissions receivable	54,115
Change in accounts receivable - related party	(60,000)
Change in clearing deposits	26,241
Change in prepaid expenses	(94,721)
Change in deposits	2,795
Change in accounts payable	(333,369)
Change in accounts payable - related party	210,000
Change in commissions payable	(296,879)
Change in accrued liabilities	60,000
Net cash used by operating activites	(422,664)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(422,664)
Cash and cash equivalents - beginning of the year	985,521
Cash and cash equivalents - end of the year	$ 562,857

Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Income taxes	$ 3,268

The accompanying notes are an integral part of these financial statements

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Leaders Group, Inc. ("TLG or the Company") was incorporated under the laws of the State of Delaware in 1994. The Company is primarily owned by Wickersham Family Investment, LLLP (97.5%). TLG was formed to provide turn-key broker-dealer and back office support for financial service professionals.

In accordance with regulations under the Securities Exchange Act of 1934 (the "Act") TLG is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). This is a self-regulating body formed by the industry to protect its members and the investing public.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. *Cash and Cash Equivalents*

   For purposes of the statement of cash flows, the Company considers all cash and demand deposits to be cash and cash equivalents.

   On occasion throughout the year and at December 31, 2009, the Company's cash on deposit with its financial services provider exceeded the $250,000 per bank Federal Deposit Insurance Corporation insurance limit. The Company has not experienced any losses and believes it is not exposed to any significant credit risk on its cash on deposit.

2. *Property and Equipment*

   Property and equipment are stated at cost and acquisitions are capitalized if the purchase price exceeds the Company's capitalization threshold of $5,000. Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over the estimated useful service lives. As of December 31, 2009, all of the Company's property and equipment is fully depreciated.

   Expenditures for major renewals and improvements that extend the useful lives of property and equipment are capitalized. Expenditures for routine maintenance and repairs are charged to expense as incurred.

3. *Security Transactions and Revenue Recognition*

   Proprietary securities transactions in regular-way trades are recorded on the trade date, as if the trades had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer's securities and commodities transactions are reported on a settlement date basis with regulated commission income and expenses reported on a trade date basis.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *continued*

4. *Commissions, Commissions Receivable and Commission Expense*

Commissions and related clearing expenses are recorded on a trade-date basis. As such, the Company records commission revenue and expense on an accrual basis. Commissions receivable in excess of 60 days are written off and any subsequent collections are recognized at the time of receipt. As of December 31, 2009, management considers all commission receivables to be fully collectible.

5. *Advertising*

The Company expenses the cost of advertising and marketing when the advertising takes place or the materials are produced. Advertising and marketing expense for the year ended December 31, 2009 was $8,294.

6. *Income Taxes*

Income taxes are accounted for using the asset and liabilities method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax basis, and any operating loss and tax carry forwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

7. *Fair Value of Financial Instruments*

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, commission receivables, clearing deposits receivable, accounts payable, and accrued liabilities, approximate fair value due to the short-term nature of these instruments.

8. *Estimates*

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America involves the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. These estimates are based upon management's best judgment, after considering past and current events and assumptions about future events. Actual results could differ from those estimates.

NOTE B – RELATED PARTY TRANSACTIONS

Management and Support Agreements

The Company has an agreement with Wickersham Management Corporation ("WMC"), a corporation solely owned by the President/Chief Executive Officer of the Company under which WMC provides management services to the Company. Under the agreement, WMC receives a monthly management fee of $30,000. During 2009, the Company recognized management fees in the amount of $360,000 of which $210,000 was due WMC as of December 31, 2009. Subsequent to December 31, 2009, the Company paid WMC $150,000.

The Company also has an agreement with TLG Advisors, Inc. ("Advisors"), a corporation owned 100% by the Wickersham Family Partnership, LLLP, under which the Company provides support services to Advisors. During 2009, the Company recognized revenue in the amount $60,000 of which the entire balance is due to the Company as of December 31, 2009.

Capitas, LLC

The Company has a 1/40 ownership interest in Capitas, LLC. During 2009, the Company recognized commission revenue and commission expense related to activity with Capitas, LLC in the amounts of $3,527,364 and $2,980,551, respectively. The commission revenue and commission expense accounted for 21% of the Company's commission revenue and expense for 2009. Management has assigned no value to the ownership interest.

NOTE C – COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases its office facilities under an operating lease through December 31, 2013. The future minimum lease payments under the operating lease are as follows:

Year ended December 31,		
2010	$	91,077
2011		93,246
2012		95,414
2013		97,583
Total	$	377,320

Profit Sharing Plan – 401(k) Plan

The Company has adopted and maintains a 401(k) Profit Sharing Plan (the "Plan"). Employees are eligible to participate in the Plan upon reaching age 21 and having 90 days of employment with the Company. Under the Plan, the Company will make a safe harbor matching contribution in the amount of 3% of eligible compensation and then a 50% contribution up to 1% of additional salary deferrals. Vesting is determined by length of employment and participants become fully vested after six years of employment.

The Company's profit sharing contribution is discretionary and subject to approval by the Board of Directors. The Company's matching contribution to the Plan was $45,927 for 2009.

NOTE C – COMMITMENTS AND CONTINGENCIES – *continued*

Errors and Omissions Insurance

The Company finances its Errors and Omissions insurance through its insurance provider. The terms of the financing agreement require a down payment in the amount of $94,720 and nine payments, including interest at 3.25%, in the amount $42,670. The Company paid the down payment in 2009 and the payment is reflected as prepaid expense as the coverage period of the policy is December 31, 2009 through December 31, 2010. As of December 31, 2009, the amount due under the financing agreement to be paid in 2010 was $384,030.

Litigation

TLG is party to various negotiations and legal proceedings arising in the normal of its business. TLG maintains an errors and omissions insurance policy with a $50,000 per occurrence deductible.

As of December 31, 2009, TLG has recorded a loss accrual in the amount of $60,000 in anticipation of settling a current legal proceeding in early 2010.

In management's opinion, the ultimate disposition of other matters as of December 31, 2009 will not have a material adverse effect on TLG's financial position, results of operations or liquidity.

NOTE D – INCOME TAXES

Income tax expense for the year ended December 31, 2009 consisted of the following:

Refund of prior year's federal taxes	$	(16,130)
Various state taxes		3, 268
	$	(12,862)

Total income tax expense (benefit) differed from the amount computed by applying the United States federal statutory income rates to income before income taxes (benefit) for the year ended December 31, 2009 as a result of the following:

Computed "expected tax" expense	$	1,373
Change in income tax expense resulting from:		
Permanent differences between income and deductions for income tax purposes and financial statement purposes		(672)
Reduction in taxable income for carryover items		(701)
Prior year federal tax refund		(16,130)
Various state taxes		3,268
Net income tax benefit	$	(12,862)

NOTE D – INCOME TAXES – *continued*

For the year ended December 31, 2008, the Company incurred a Net Operating Loss ("NOL") in the amount of $365,081. The Company carried back $92,946 of the NOL to the years ended December 31, 2007 and 2006. As of December 31, 2009 the Company has a remaining NOL carryover in the amount of $272,135 which expires in 2028. In addition, the Company has a Section 179 carryover in the amount of $1,008.

NOTE E – NET CAPITAL REQUIREMENTS

Under SEC Rule 15c-3-1(a)(2)vi, the Company is required to maintain a minimum net capital of $50,000, and shall not permit its aggregated indebtedness to all other persons to exceed 1,000% of its net capital. As of December 31, 2009 the Company had net capital of $338,954, which was $288,954 in excess of the required net capital requirement of $50,000.

NOTE F – SUBSEQUENT EVENTS

The preparation of the Company's financial statements and accompanying footnotes in conformity with generally accepted accounting principles requires management of the Company to evaluate transactions and events subsequent to December 31, 2009 involving the Company. The management of the Company has evaluated the subsequent transactions and events of the Company through February 25, 2010, which is the date the financial statement and accompanying footnotes were available for issuance.

SUPPLEMENTAL INFORMATION

The Leaders Group, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2009

Stockholder's equity	$ 403,221
Less: Non-allowable assets	64,267
Net capital	$ 338,954
Aggregated indebtedness	
Items included in the statement of financial condition	
Accounts payable	$ 94,722
Accounts payable - related party	210,000
Accrued liabilities	115,816
Total aggregated debt	$ 420,538
Computation of basic net capital requirements	
Minimum net capital required (6.67% of aggregate indebtedness or $50,000, whichever is greater	$ 50,000
Net capital in excess at 1,500 percent	$ 288,954
Net capital in excess at 1,000 percent	$ 270,387
Ratio: Aggregated indebtedness to net capital	1.24

Reconciliation with the Company's computation (included in part II of Form X-17A-5 as of December 31, 2009)

Net capital, as reported in the Company's part II (unaudited) FOCUS report	$ 224,663
Adjustments	114,291
Net Capital, as adjusted	$ 338,954
Aggregated indebtedness, as reported in the Company's part II (unaudited) FOCUS report	$ 440,108
Adjustments	(19,570)
Aggregate indebtedness, as adjusted	$ 420,538

The Leaders Group, Inc.

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

The Company operates as a fully disclosed broker-dealer pursuant to the exemption provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

The Leaders Group, Inc.

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

The Company does not hold customer funds or customer securities and therefore qualifies for exemption under the provisions of Rule 15c3-3.

Marc, James & Associates, PC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
The Leaders Group, Inc.

In planning and performing our audit of The Leaders Group, Inc. (the "Company") as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, as established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

We also made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated then in writing to management and those charged with governance on February 25, 2010

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects a material inadequacy for such purposes. Based upon this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marc James & Associates PC

Highlands Ranch, CO
February 25, 2010